Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the year ended December 31, 2016 is as of March 6, 2017. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™, AGGRASTAT®, XYDALBA™, ESMOCARD®, ESMOCARD LYO® and TREVYENT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Canada, Europe and other countries, the clinical development of our product candidates, the anticipated use of proceeds under the Purchase Agreement, the Sales Agreement or pursuant to the Offering (all as defined herein), the availability of future proceeds under the CRG Term Loan (as defined herein) and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent amended Annual Report on Form 40-F/A filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESS™ and AGGRASTAT®, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, XYDALBA™ (dalbavancin) that we have launched commercially in Germany and the United Kingdom and expect to commercialize in France, Belgium, Nordic nations, Canada, certain other European countries and some countries in the Middle East over time. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States and commercialization rights to cardiology products ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in certain European countries.

BRINAVESS™ (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults (for non-surgery patients with AF of seven days or less) and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESS™ is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT® is currently registered and approved in more than 60 countries worldwide. We acquired the marketing rights outside of the United States to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC and its subsidiaries (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Both BRINAVESS™ and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

XYDALBA™ (dalbavancin) was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name XYDALBA™ in certain countries outside the United States and DALVANCE® in the United States. Cardiome launched XYDALBA™ in Germany and the United Kingdom in December 2016.

TREVYENT® (treprostinil sodium) is a development stage drug product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

BRINAVESS™ (Vernakalant (IV))

BRINAVESS™, the intravenous formulation of vernakalant hydrochloride, is an antiarrhythmic medicine for the treatment of AF. AF occurs when the electrical signals in the heart’s upper chambers (atria) beat in an uncoordinated and uncontrolled fashion. This can cause irregular and oftentimes rapid heart rhythms. Patients with AF frequently experience symptoms such as palpitations, chest pain, shortness of breath, fatigue, light-headedness, and fainting. AF also increases the risks for stroke and development of heart failure. BRINAVESS™ acts preferentially in the atria to block ionic currents and normalise the electrical signals converting the patient’s heart rhythm to sinus rhythm. BRINAVESS™ is approved in certain countries for the rapid conversion of recent onset AF to sinus rhythm in adults, for non-surgery patients with AF of 7 days or less and for post-cardiac surgery patients with AF of 3 days or less.

We have exclusive, global development and marketing rights to BRINAVESS™, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. As of the date of this MD&A, the clinical program for vernakalant (IV) remains on hold in the United States. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path. In pursuit of alternative development scenarios, and after dialogue with the FDA, Cardiome has initiated additional nonclinical studies. Upon completion of these studies, it is Cardiome’s intention to re-engage with the Cardiorenal Division to discuss paths forward.

In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. Following completion of screening (May 2016), the TPD initiated a detailed review of the NDS. A decision on the approvability of BRINAVESS™ is expected within Health Canada’s target NDS review time of 300 days from completion of screening.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, MSD submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESS™ in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of BRINAVESS™ in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESS™ in the European Union and of the responsibility to complete the post-marketing study for BRINAVESS™. Since this date, we have been supplying BRINAVESS™ under our own trade dress.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESS™ in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS™ in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESS™. We are also eligible to receive regulatory milestone payments of up to $3 million.

In August 2015, we announced that the Secretary of State for the U.K. Department of Health approved pricing for BRINAVESS™. The approved amount represents a maximum price per vial of BRINAVESS™ in the United Kingdom. It is consistent with pricing in other territories and our economic forecasts. Pricing approval is a step on the path to formulary coverage.

In January and March 2016, we filed Marketing Authorization Applications with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates’ Ministry of Health, respectively, seeking approval of BRINAVESS™.

Clinical Development and Post-Approval Studies

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000 patient observational study will collect information about patients receiving BRINAVESS™, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. The study was initiated in September 2011.

In China, Eddingpharm completed a Phase 1 study and plans are underway for the initiation of a Phase 3 trial in AF patients.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of AF recurrence. Two Phase 2 clinical trials have been completed.

As part of the Collaboration Agreements, MSD acquired exclusive rights for the development and commercialization of vernakalant (oral). In March 2012, MSD informed us of its decision to discontinue further development and in September 2012, MSD returned global marketing and development rights to us. The IND was transferred to us in 2013. In January 2016, we submitted an application for orphan drug designation for vernakalant (oral) for the prevention of post-operative AF in patients undergoing coronary artery bypass graft surgery to the FDA's Office of Orphan Products Development (the “OOPD”). In June 2016, we received notification from the OOPD that we were unsuccessful with our application.

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NSTE-ACS – non-ST-elevation acute myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years.

Applications for the extension of the indication statement for AGGRASTAT® are continuing worldwide, most recently with the submission of a supplemental NDS in Canada in July 2015.

In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT® and MTPE’s EXEMBOL® (argatroban monohydrate) in the United Kingdom. EXEMBOL® is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for an initial term of three years.

XYDALBA™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the United States, where it is marketed by Allergan, and XYDALBA™ in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. XYDALBA™ fits Cardiome’s commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. In December 2016, we initiated the launch of XYDALBA™ in the United Kingdom and Germany and expect to continue to commercialize in other countries over time.

XYDALBA™ is a second generation, semi-synthetic lipoglycopeptide. XYDALBA™ is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. XYDALBA™ demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

TREVYENT®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT® (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of pulmonary arterial hypertension (“PAH”) in such regions. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

TREVYENT® is a development stage drug product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review TREVYENT® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

ESMOCARD® and ESMOCARD LYO®

During 2015, we continued to evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities. As a result, in May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, ESMOCARD® and ESMOCARD LYO® in Italy, France, Spain and Belgium.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
BRINAVESS ™ (Vernakalant (IV)) EU & ROW	Approved in approximately 50 countries worldwide, including those in the European Union.

BRINAVESS™ (Vernakalant (IV)) US	On clinical hold. Seven global Phase 3 clinical trials reported.

AGGRASTAT® (tirofiban hydrochloride) outside of the United States	Approved in more than 60 countries worldwide.

XYDALBA™ (dalbavancin)	Centrally approved in the European Union. Pre-registration in Switzerland, Canada and the Middle East

TREVYENT®	Pre-registration worldwide.

ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride)	Approved or pre-registration in Europe.

Vernakalant (oral)	Two Phase 2 clinical trials completed.

CORPORATE UPDATE

Amendment to the Purchase Agreement with Lincoln Park Capital Fund, LLC

On December 22, 2016, we filed an amendment to our prospectus supplement dated March 7, 2016 to the Base Shelf Prospectuses (as defined below) in connection with an amendment to our Purchase Agreement dated January 12, 2016 (as amended, the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”).

Under the terms of the Purchase Agreement, we may sell to LPC, at our sole discretion from time to time, up to 4,027,453 common shares for an aggregate offering amount of up to $20.0 million until December 31, 2018, subject to the conditions and limitations set forth in the Purchase Agreement. The purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. We may terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Our closing share price must be equal to or greater than $1.00 in order for a purchase to be effected.

In consideration for entering into the original purchase agreement, we issued 48,856 common shares to LPC as a commitment fee. We plan to use the net proceeds, if any, for general corporate purposes. We have sold 160,000 common shares to LPC for gross proceeds of $0.8 million under the Purchase Agreement.

Common Share Offering

On July 29, 2016, we closed an underwritten public offering (the “Offering”) of 11,500,000 common shares from treasury, including the underwriters' full exercise of their option to purchase 1,500,000 common shares, at a price to the public of US$3.00 per common share, for aggregate gross proceeds of $34.5 million before deducting the underwriting commission and estimated Offering expenses payable by us.

We used some of the net proceeds from the Offering for the payment of the upfront licensing fee pursuant to the exclusive license agreement with Allergan, for the in-licensing of dalbavancin, and for general corporate purposes. Any remaining net proceeds from the Offering will be used for milestone payments related to pricing reimbursements and launches of dalbavancin and for general corporate purposes.

Term Loan Agreement with CRG-Managed Funds

On June 13, 2016, we entered into a term loan agreement (the “Term Loan Agreement”) with CRG-managed funds for up to $30 million consisting of three tranches bearing interest at 14% per annum (the “CRG Term Loan”). The first tranche of $20 million has been drawn and was used to extinguish existing long-term debt from Midcap Financial, LLC (“Midcap”) and for general corporate purposes. The second and third tranches of $5 million each are available to us if we reach certain revenue milestones, as at December 2016 and June 2017, respectively. We reached the revenue milestone at December 31, 2016 and the second tranche of $5 million is available to us. The loan matures on March 31, 2021. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2019; interest is payable on a quarterly basis through the full term of the loan. If we meet certain revenue milestones, the interest-only period may be extended such that principal repayment begins in June 2020. We expect to begin principal repayment in June 2019.

We are required to meet certain annual revenue covenants, starting for the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be considered repayment of principal. We were in compliance with this revenue covenant for the year ended December 31, 2016.

Filing of Shelf Prospectus

We filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the SEC under a registration statement on Form F-10 on March 1, 2016 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250.0 million of our common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period. The Offering with gross proceeds of $34.5 million was applied against the Base Shelf Prospectuses.

Amended and Restated At Market Issuance Sales Agreement

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Amended and Restated At Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”).

Under the terms of the Sales Agreement, we may sell, from time to time, through “at-the-market” offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to US$30.0 million. FBR and MLV, at our discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. The Sales Agreement amends and restates the At Market Issuance Sales Agreement dated February 18, 2014 (the “Original Sales Agreement”) with MLV. We entered into the Sales Agreement only as a result of the acquisition by FBR of MLV.

We did not issue any common shares under the Sales Agreement during the year ended December 31, 2016. We intend to use the net proceeds, if any, for general corporate purposes. During the year ended December 31, 2015, we issued 554,247 of our common shares under the Original Sales Agreement for gross proceeds of $5.3 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the years ended December 31, 2016, 2015 and 2014 as follows:

(In thousands of U.S. dollars, except per share amounts)	2016	2015	2014
Statement of operations data:
Revenue	$25,256	$20,910	$30,042
Operating loss	(14,551)	(22,081)	(16,585)
Net loss	(19,619)	(24,462)	(18,227)

Basic loss per common share	$(0.78)	$(1.34)	$(1.12)
Diluted loss per common share	$(0.79)	$(1.34)	$(1.12)

Balance sheet data:
Total assets	$67,057	$48,228	$50,115
Long-term debt	20,000	10,000	12,000
Deferred consideration	2,815	5,097	7,588

RESULTS OF OPERATIONS – 2016

Year ended December 31, 2016 compared to year ended December 31, 2015

We recorded a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016, compared to a net loss of $24.5 million (basic loss per share of $1.34) for the year ended December 31, 2015. The decrease in net loss was due primarily to an increase in revenue and a decrease in research and development (“R&D”) expense as we made an upfront payment of $3.0 million to SteadyMed upon the execution of the License Agreement for TREVYENT® in 2015.

Revenue

Revenue for the year ended December 31, 2016 was $25.3 million compared to revenue of $20.9 million for the year ended December 31, 2015. The increase in revenue was due to increased sales, the timing of distributor sales and a reserve recorded against revenue for the year ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT® accounted for more than 90% of total revenue. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin for the year ended December 31, 2016 was 75.0%, compared to 68.5% for the year ended December 31, 2015. Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement.

Selling, General & Administration Expense

Selling, general and administration (“SG&A”) expense was $30.5 million for the year ended December 31, 2016, compared to $31.0 million for the year ended December 31, 2015. The decrease in SG&A expense was primarily due to a one-time $0.8 million charge related to the termination of a distributor agreement in 2015.

Research and Development Expense

Research and development (“R&D”) expense for the year ended December 31, 2016 was nil, compared to $3.2 million for the year ended December 31, 2015 reflecting the $3.0 million upfront payment we made to SteadyMed upon the execution of the License Agreement for TREVYENT® in 2015.

Interest Expense

Interest expense was $2.5 million for the year ended December 31, 2016, compared to $2.3 million for the year ended December 31, 2015. The increase was due to an increase in long-term debt as we entered into the CRG Term Loan in the second quarter of 2016.

Loss on Extinguishment of Long-term Debt

During the year ended December 31, 2016, we had a loss on extinguishment of long-term debt of $1.4 million compared to nil for the year ended December 31, 2015. In the second quarter of 2016, we extinguished our senior secured term loan facility with Midcap and as a result, incurred a loss of $1.4 million due to the write-off of unamortized debt issuance costs and to exit and prepayment fees.

RESULTS OF OPERATIONS - 2015

Year ended December 31, 2015 compared to year ended December 31, 2014

We recorded a net loss of $24.5 million (loss per share of $1.34) for the year ended December 31, 2015, compared to a net loss of $18.2 million (loss per share of $1.12) for the year ended December 31, 2014. The increase in net loss was due primarily to a decrease in revenue.

Revenue

Revenue for the year ended December 31, 2015 was $20.9 million compared to revenue of $30.0 million for the year ended December 31, 2014. The decrease was due to foreign exchange translation on Euro denominated revenue ($2.0 million), the timing of distributor sales which included a distributor’s 2015 order ($1.7 million) being delayed to 2016, a decrease in AGGRASTAT® sales due to generic competition versus the previous year and a reserve recorded against revenue for the year ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2015 and 2014, the sale of AGGRASTAT® accounted for more than 90% of total revenue. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin increased to 68.5% for the year ended December 31, 2015, compared to 66.6% for the year ended December 31, 2014. The change in gross margin is primarily due to changes in customer mix as well as a decrease in current period supply chain restructuring costs. Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement. Excluding this one-time charge, gross margin for the year ended December 31, 2015 would have been 73.9%.

Selling, General & Administration Expense

SG&A expense was $31.0 million for the year ended December 31, 2015, compared to $33.8 million for the year ended December 31, 2014. The decrease was due primarily to the reduction of an accrued liability for a potential payment to the Italian medicine authorities following a favourable outcome for us, one-time costs incurred in the prior year related to the acquisition of Correvio, and the impact of foreign exchange translation year-over-year. These decreases were partially offset by an increase in stock-based compensation as a result of market fluctuation changes to our share price.

Research and Development Expense

R&D expense for the year ended December 31, 2015 was $3.2 million, compared to $0.6 million for the year ended December 31, 2014. The increase was due to a $3.0 million upfront payment to SteadyMed upon the execution of the License Agreement for TREVYENT® in 2015.

Interest Expense

Interest expense was $2.3 million for the year ended December 31, 2015, compared to $1.5 million for the year ended December 31, 2014. The increase was due to a full year of interest expense being realized in 2015 on the senior secured term loan facility with Midcap that we entered into in July 2014.

RESULTS OF OPERATIONS - FOURTH QUARTER (UNAUDITED)

(in thousands of U.S. dollars, except share and per share amounts)	Three Months Ended December 31
	2016	2015
Revenue
Product and royalty revenue	$6,973	$4,677
Licensing and other fees	45	40
	7,018	4,717
Cost of goods sold	1,858	2,816
	5,160	1,901
Expenses
Selling, general and administration	9,098	8,268
Research and development	-	62
Amortization costs	853	546
	9,951	8,876

Operating loss	(4,791)	(6,975)

Other expense
Interest expense	828	484
Other expense	19	50
Foreign exchange loss	22	255
	869	789

Loss before income taxes	(5,660)	(7,764)
Income tax recovery	(73)	(360)
Net loss	$(5,587)	$(7,404)

Other comprehensive loss (income):
Foreign currency translation adjustments	851	(182)
Comprehensive loss	$(6,438)	$(7,222)
Loss per share – basic and diluted	$(0.18)	$(0.37)
Weighted average number of common shares
Basic	31,880,392	20,144,989
Diluted	31,924,032	20,299,750

Revenue for the three months ended December 31, 2016 was $7.0 million, compared to $4.7 million for the three months ended December 31, 2015. The increase was due to increased sales, the timing of distributor sales and a reserve recorded against revenue for the three months ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Cost of goods sold for the three months ended December 31, 2016 was $1.9 million, compared to $2.8 million for the three months ended December 31, 2015. The decrease was due to a $1.1 million charge for a write-down of inventory during the three months ended December 31, 2015 as a result of the termination of a distribution agreement.

SG&A expense for the three months ended December 31, 2016 was $9.1 million, compared to $8.3 million for the three months ended December 31, 2015. The increase was due to costs related to the launch of XYDALBA™ and to lower payroll-related expenses in the fourth quarter of 2015.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016

Revenue	$7,018	$5,237	$5,911	$7,090
Cost of goods sold	1,858	1,342	1,685	1,425
Selling, general and administration	9,098	7,170	7,977	6,268
Interest expense	828	865	445	405
Loss on extinguishment of long-term debt	-	-	1,402	-
Net loss	(5,587)	(5,284)	(7,514)	(1,234)
Loss per share – basic	(0.18)	(0.19)	(0.37)	(0.06)
Loss per share – diluted	(0.18)	(0.19)	(0.37)	(0.09	)(1)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015

Revenue	$4,717	$4,958	$5,738	$5,497
Cost of goods sold	2,816	1,393	1,154	1,224
Selling, general and administration	8,268	8,028	8,381	6,327
Research and development	62	15	3,084	62
Interest expense	484	542	560	674
Net loss	(7,404)	(5,810)	(7,361)	(3,887)
Loss per share – basic and diluted	(0.37)	(0.31)	(0.43)	(0.23)

(1)	Diluted loss per share has been recast for the three months ended March 31, 2016 from a loss of $0.06 per share to a loss of $0.09 per share to adjust for the impact of the reversal of the recovery on liability classified awards which should be considered when calculating diluted earnings (loss) per share. This change also resulted in a change in diluted loss per share for the six months ended June 30, 2016 from a loss of $0.43 per share to a loss of $0.46 per share.

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the first quarter of 2016, our net loss decreased by $6.2 million compared to the fourth quarter of 2015 to $1.2 million, or a basic loss per share of $0.06. The decrease in net loss resulted from an increase in revenue and gross margin and a decrease in SG&A expense. The increase in revenue was driven by an increase in distributor sales. The increase in gross margin was due to a $1.1 million charge to cost of goods sold in the prior quarter, in connection with the termination of a distribution agreement. The decrease in SG&A expense was a result of lower expenditures associated with the timing of certain regulatory expenses and a decrease in stock-based compensation expense as a result of market fluctuations in our share price from the prior quarter.

In the second quarter of 2016, our net loss increased by $6.3 million compared to the first quarter of 2016 to $7.5 million, or a basic loss per share of $0.37. The increase in net loss from the prior quarter was mainly driven by a decrease in revenue, an increase in SG&A expense and a loss incurred on the extinguishment of long-term debt. The decrease in revenue was driven by the timing of distributor sales, which were weighted towards the first quarter. The increase in SG&A expense was impacted by an increase in stock-based compensation expense as a result of market fluctuations in our share price from the prior quarter. Additionally, we incurred a loss of $1.4 million upon the extinguishment of our senior secured term loan facility with Midcap.

In the third quarter of 2016, our net loss decreased by $2.2 million compared to the second quarter of 2016 to $5.3 million, or a basic loss per share of $0.19. The decrease in net loss from the prior quarter was mainly driven by the $1.4 million loss incurred in the prior quarter on the extinguishment of our term loan facility with Midcap and the impact of foreign exchange translation.

In the fourth quarter of 2016, our net loss increased by $0.3 million to $5.6 million, or a basic loss per share of $0.18. The slight increase in net loss from the prior quarter was driven by an increase in SG&A expense offset by an increase in revenue and gross margin. The increase in SG&A expense was primarily due to costs related to the launch of XYDALBA™, additional medical studies, and an increase in legal costs associated with business development activities.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2016	2015
Cash used in operating activities	$(15,982)	$(16,307)
Cash used in investing activities	(13,637)	(171)
Cash provided by financing activities	38,562	21,822
Effect of foreign exchange rate on cash and cash equivalents	154	(391)
Net increase in cash and cash equivalents	$9,097	$4,953

At December 31, 2016, we had $26.8 million in cash and cash equivalents, compared to $17.7 million at December 31, 2015. The increase in cash and cash equivalents for the year ended December 31, 2016 was comprised of $38.6 million in cash provided by financing activities offset by $16.0 million of net cash used in operating activities and $13.6 million of cash used in investing activities.

Cash used in operating activities for the year ended December 31, 2016 was $16.0 million, a decrease of $0.3 million from $16.3 million used for the year ended December 31, 2015. The decrease in cash used was primarily due to an increase in revenue and gross margin offset by upfront payments received on distribution agreements entered into during 2015.

Cash used in investing activities for the year ended December 31, 2016 was $13.6 million, an increase of $13.4 million from $0.2 million used for the year ended December 31, 2015. In 2016, we made an upfront payment for the execution of a license agreement with Allergan to commercialize dalbavancin.

Cash provided by financing activities for the year ended December 31, 2016 was $38.6 million, compared to cash provided by financing activities of $21.8 million for the year ended December 31, 2015. During the year ended December 31, 2016, we received net proceeds of $31.8 million from the Offering, net proceeds of $0.8 million from the Purchase Agreement, net proceeds of $19.3 million from the CRG Term Loan, offset by the extinguishment of the long-term debt with Midcap and the payment of our deferred consideration. Cash provided by financing activities for the year ended December 31, 2015 consisted of net proceeds of $21.6 million from the common share offering we completed in August 2015 and $5.1 million from the Sales Agreement, offset by $2.0 million in repayment of the term loan facility with Midcap and the payment of our deferred consideration.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan and our deferred consideration.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and

•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

At December 31, 2016, we had working capital of $30.8 million, compared to $15.7 million at December 31, 2015. We believe that our cash on hand, the expected future cash inflows from the sale of our products, potential future proceeds from the CRG Term Loan, the net proceeds, if any, from the Purchase Agreement and the Sales Agreement will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the CRG Term Loan and deferred consideration. Under the Term Loan Agreement, we are required to make regular quarterly interest payments, and in the future, quarterly principal payments. If we are unable to make our regularly scheduled payments pursuant to the Term Loan Agreement or comply with the restrictive covenants therein, we could be in breach of the facility, which could result in the full amount of the facility becoming due and payable and the related security becoming enforceable. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the Term Loan Agreement. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our operational and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

Contractual Obligations

As of December 31, 2016, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2017	2018	2019	2020	2021	There- after	Total
Commitments for clinical and other agreements	$1,755	-	-	-	-	-	$1,755
Supplier purchase commitment	146	146	146	146	-	-	584
Deferred consideration	2,815	-	-	-	-	-	2,815
Interest expense on deferred consideration	282	-	-	-	-	-	282
CRG Term Loan (1)	-	-	7,500	10,000	2,500	-	20,000
Interest expense on Term Loan Agreement (2)	2,839	2,839	2,571	1,243	88	-	9,580
Operating lease obligations	414	414	379	328	187	546	2,268
Total	$8,251	$3,399	$10,596	$11,717	$2,775	$546	$37,284

(1) Based on draws as of the date of this MD&A.

(2) Based on draws as of the date of this MD&A and does not include interest expense on other amounts that can be drawn.

Outstanding Share Capital

As of March 6, 2017, there were 31,900,185 common shares issued and outstanding, and 1,983,197 common shares issuable upon the exercise of outstanding stock options (of which 1,340,979 were exercisable) at a weighted average exercise price of CAD $5.85 per share, and 122,852 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, amortization, and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2016.

Revenue Recognition

Product and Royalty Revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and Other Fees

We earn revenue from collaboration and license agreements from the commercial sale of approved products.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. We primarily use the income approach when determining the fair value of assets.

Amortization

Amortization of intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the use of intangible assets.

Stock-Based Compensation and Other Stock-Based Payments

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date, amortized over the vesting period.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

R&D Costs

R&D costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any milestone payments are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

Recent Accounting Pronouncements

Simplifying the Presentation of Debt Issuance Costs

During the year ended December 31, 2016, we adopted ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued by the Financial Accounting Standards Board (“FASB”) in April 2015. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. As a result of the adoption, we reclassified unamortized debt issuance costs of $88 as of December 31, 2015 from other assets to a reduction in the current portion of long-term debt and $314 as of December 31, 2015 from other long-term assets to a reduction in long-term debt on the consolidated balance sheet.

Presentation of Financial Statements – Going Concern, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

During the year ended December 31, 2016, we adopted ASU 2014-15 “Presentation of Financial Statements – Going Concern, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which requires management to assess at each interim and annual reporting period whether substantial doubt exists about our ability to operate as a going concern. Substantial doubt exists if we will be unable to meet our obligations as they become due within one year after the financial statement issue date. If there is substantial doubt, additional disclosures are required.

Consolidation – Amendments to the Consolidation Analysis

During the year ended December 31, 2016, we adopted ASU 2015-02 “Consolidation – Amendments to the Consolidation Analysis”. There was no impact to our consolidated financial statements.

Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Revenue Recognition – Revenue from Contracts with Customers

In May 2014, the FASB issued guidance codified in ASC 606, Revenue Recognition – Revenue from Contracts with Customers (“ASC 606”), which replaces the guidance in former ASC 605, Revenue Recognition. The amendment was the result of a joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and international financial reporting standards ("IFRS"). The joint project clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. ASC 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. ASC 606 may be adopted using one of two methods: full retrospective or modified retrospective. Under the full retrospective approach, retrospective application is applied to each prior reporting period presented. Under the modified retrospective approach, retrospective application is applied with the cumulative effect of initially applying the update recognized at the date of initial application. We anticipate the adoption of ASC 606 under the modified retrospective approach on January 1, 2018. Our evaluation of the impact of the new guidance on our consolidated financial statements is ongoing, however we currently anticipate that the standard may have an impact on the timing of revenue recognition of our individual long-term contracts without changing the total amount of revenue recognized. There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2016, we incurred expenses of $0.1 million for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2016 was $0.1 million owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.1 million annually in exchange for consulting services relating to general corporate matters.

During the year ended December 31, 2015, we incurred expenses for services provided by a law firm in which a director of one of our wholly-owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, we incurred legal fees of $0.1 million for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was an amount of $0.01 million owing to the legal firm. For the year ended December 31, 2016, the law firm was no longer a related party. There are no ongoing contractual obligations or other commitments resulting from the services.

During the year ended December 31, 2015, we also incurred expenses for services provided by an accounting firm in which a director of one of our wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, we incurred accounting fees of $0.04 million for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was an amount of $0.03 million owing to the accounting firm. For the year ended December 31, 2016, the accounting firm was no longer a related party. There are no ongoing contractual obligations or other commitments resulting from the services.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE CONTROLS AND PROCEDURE

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2016, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2016 consolidated annual financial statements, as stated in their report thereon.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes with regard to internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2016, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.